Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

December 15, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Kluck

RE:	Ellington Financial LLC
Registration Statement on Form S-11 (File No. 333-160562)

Dear Mr. Kluck:

On December 8, 2009, Ellington Financial LLC (the “Company”) submitted a request for acceleration of effectiveness of the Registration Statement on Form S-11 (Registration No. 333-160562), as amended (the “Registration Statement”) to 4:00 p.m., Eastern time, on December 10, 2009 or as soon thereafter as practicable. The Company hereby withdraws its request for acceleration of the Registration Statement. The Company may resubmit a request for acceleration of the Registration Statement at a later time.

If you have questions or comments concerning this withdraw, please contact the undersigned at (203) 698-1200 or Daniel M. LeBey, at (804) 788-7366.

Very truly yours, Ellington Financial LLC

By:	/s/ Eric Bothwell
Name:	Eric Bothwell
Title:	Chief Operating Officer

cc:	Charles Cotter, Esq.
Daniel M. LeBey, Esq.